Exhibit C-5

Backgrounder—Canadian Economic Outlook

Canadian Economic Outlook— Private Sector Forecasts

The average of private sector economic forecasts has been used as the basis for fiscal planning since 1994 and introduces an element of independence into the Government’s fiscal forecast. The economic forecast presented here is based on a survey conducted in the first week of February 2016.

Given the current environment of heightened economic uncertainty, the Government is presenting a two-year economic and fiscal outlook. The Government will continue to closely monitor economic and financial developments and provide additional details on the economic and fiscal outlook in Budget 2016.

In the February 2016 survey, private sector economists revised down their near-term outlook for real gross domestic product (GDP) growth and GDP inflation compared to the November 2015 Update of Economic and Fiscal Projections (Fall Update), reflecting the impact of sharp declines in crude oil prices since the Fall Update and ongoing elevated uncertainty in the global economy (Chart 1).

Private sector economists now expect real GDP growth of 1.4 per cent in 2016, lower than expectations of 2.0 per cent growth in the Fall Update, and 2.2 per cent in 2017, the same pace forecast in the Fall Update. The average private sector forecast is set out in Annex A, Table A.1.

For West Texas Intermediate (WTI) crude oil prices, the economists now expect an average of US$40 per barrel in 2016 compared to the US$54 per barrel expected in the Fall Update. Lower crude oil prices have led the private sector economists to revise down their expectations for GDP inflation (the broadest measure of economy-wide price inflation) in 2016. The February survey forecasts GDP inflation of 1.0 per cent in 2016, down from 2.1 per cent in the Fall Update.

As a result of these developments, nominal GDP growth in the February survey is expected to be 2.4 per cent in 2016 compared with expectations of 4.2 per cent in the Fall Update. The projected level of nominal GDP in the February 2016 survey is lower by more than $20 billion per year in 2016 and 2017 compared to the Fall Update outlook adjusted for planning purposes.

Risk Assessment

On February 12, 2016, the Minister of Finance met with the private sector economists to discuss the economic projections resulting from the February 2016 survey, as well as the risks surrounding the outlook. The average private sector outlook shows that the weak global economic environment and the oil price shock are expected to continue weighing on Canada’s economy in 2016.

¡	U.S. growth may again disappoint, as it has for the last five years. This would have negative implications for Canada’s exports and would also limit the incentives for increased investment in the non-energy sectors of Canada’s economy.

¡	Crude oil prices could fail to rebound as quickly as expected, particularly if the global market remains persistently oversupplied. Indeed, futures markets suggest crude oil prices in 2017 could remain about US$9 per barrel below expectations in the February private sector survey.

¡	Further sharp exchange rate movements and large capital outflows could lead to financial strains in vulnerable emerging economies. This could spill over to global financial markets, with impacts on Canada.

¡	Rebalancing in China could result in a sharper-than-expected slowdown in growth, leading to further episodes of financial market volatility and further declines in global commodity prices.

Planning Assumptions

In light of the above noted risks, for fiscal planning purposes, the Government has judged it appropriate to adjust downwards the private sector forecast for nominal GDP (the broadest single measure of the tax base) by $40 billion per year for 2016 and 2017 (Table 1). This is roughly equivalent to reducing the private sector average forecast of the level of nominal GDP by 2 per cent in 2016.

Table 1 February 2016 Planning Assumption for Nominal GDP billions of dollars
	2015	2016	2017
2015 Fall Update—adjusted for planning purposes[1]	1,983	2,057	2,153
February 2016 survey	1,988	2,036	2,129
Difference between February 2016 survey and 2015 Fall Update adjusted for planning purposes[1]	5	-21	-23
Forecast adjustment	-	-40	-40
February 2016 survey—adjusted for planning purposes	1,988	1,996	2,089
Difference in planning assumptions between February 2016 survey adjusted for planning purposes and 2015 Fall Update	5	-61	-63

1 Figures have been restated due to historical revisions to the Canadian System of National Accounts from Statistics Canada.

Sources: For the 2015 Fall Update, Department of Finance October 2015 survey of private sector economists; Department of Finance February 2016 survey of private sector economists.

The difference in planning assumptions for the level of nominal GDP from the Fall Update to the February 2016 survey adjusted for planning purposes is over $60 billion per year in 2016 and 2017.

The Government will continue to evaluate economic developments and risks to determine whether or not it would be appropriate to maintain this forecast adjustment in the future. This forecast adjustment translates into a fiscal impact of approximately $6 billion per year in 2016–17 and 2017–18.

Fiscal Outlook

After taking into account the February survey results, the forecast adjustment to the private sector forecast for nominal GDP and fiscal developments since the Fall Update, the projected budgetary balance is expected to show a deficit of $18.4 billion in 2016–17 and $15.5 billion in 2017–18 (Chart 2). There is, however, a small improvement of $0.7 billion in the projected 2015–16 balance, leading to a deficit of $2.3 billion.

A summary of the impact of economic and fiscal developments since the Fall Update is presented in Annex B, Table B.1, along with the Government’s revised financial position in Table B.2.

The Government is committed to providing the support that the economy requires in a fiscally responsible way. In particular, the Government remains committed to maintaining a low debt-to-GDP ratio as well as putting this ratio on a downward track. Given the degree of economic uncertainty, the Government will keep its focus on ensuring that new investments are closely linked to economic growth that strengthens the middle class and those working hard to join it while preserving our low-debt advantage.

Annex A

Table A.1 Average Private Sector Forecasts per cent, unless otherwise indicated
	2015	2016	2017
Real GDP growth
Budget 2015[1]	2.1	2.2	2.3
2015 Fall Update[1]	1.3	2.0	2.2
February 2016 survey	1.2	1.4	2.2
GDP inflation
Budget 2015[1]	-0.3	2.6	2.3
2015 Fall Update[1]	-0.3	2.1	2.4
February 2016 survey	-0.4	1.0	2.4
Nominal GDP growth
Budget 2015[1]	1.8	4.9	4.7
2015 Fall Update[1]	1.0	4.2	4.6
February 2016 survey	0.7	2.4	4.6
Nominal GDP level (billions of dollars)
Budget 2015[1]	2,008	2,106	2,204
2015 Fall Update[1]	1,993	2,077	2,173
2015 Fall Update—adjusted for planning purposes[1]	1,983	2,057	2,153
February 2016 survey	1,988	2,036	2,129
Difference between February 2016 survey and 2015 Fall Update adjusted for planning purposes[1]	5	-21	-23
3-month treasury bill rate
Budget 2015	0.6	1.0	2.0
2015 Fall Update	0.5	0.6	1.3
February 2016 survey	0.5	0.5	0.7
10-year government bond rate
Budget 2015	1.7	2.5	3.2
2015 Fall Update	1.5	2.1	2.8
February 2016 survey	1.5	1.6	2.3
Exchange rate (US cents/C$)
Budget 2015	79.2	80.8	83.6
2015 Fall Update	78.2	75.4	78.8
February 2016 survey	78.3	72.1	75.9
Unemployment rate
Budget 2015	6.7	6.6	6.3
2015 Fall Update	6.8	6.8	6.6
February 2016 survey	6.9	7.1	6.9
Consumer Price Index inflation
Budget 2015	0.9	2.2	2.0
2015 Fall Update	1.2	2.0	2.1
February 2016 survey	1.1	1.6	2.0
U.S. real GDP growth
Budget 2015	3.1	2.9	2.6
2015 Fall Update	2.6	2.7	2.6
February 2016 survey	2.4	2.3	2.4
WTI crude oil price ($US per barrel)
Budget 2015	54	67	75
2015 Fall Update	49	54	64
February 2016 survey	49	40	52

1 Figures have been restated due to historical revisions to the Canadian System of National Accounts from Statistics Canada.

Sources: For Budget 2015, Department of Finance March 2015 survey of private sector economists; for the 2015 Fall Update, Department of Finance October 2015 survey of private sector economists; Department of Finance February 2016 survey of private sector economists.

Annex B

As shown in Table B.1 below, after accounting for economic and fiscal developments since the Fall Update, the budgetary balance is expected to show a deficit of $18.4 billion in 2016–17 and $15.5 billion in 2017–18.

Table B.1 Summary of Economic and Fiscal Developments Since the Fall Update billions of dollars
	Projection
	2015-2016	2016-2017	2017-2018
Fall Update budgetary balance	-3.0	-3.9	-2.4
Economic and fiscal developments since Fall Update[1]	0.7	-14.5	-13.1
Of which, main fiscal developments:
Middle class tax cut and other tax measures announced in December	-0.4	-1.3	-1.2
Alberta stabilization	-0.3
Syrian refugees	-0.4	-0.2	-0.1
Pratt & Whitney Canada repayment (net cost)	1.0	0.0	-0.1
Reversal of sick leave savings	-0.9	-0.2	-0.2
Whole-of-government strategy in Iraq, Syria, Jordan and Lebanon		-0.5	-0.5
Canada Summer Jobs Program		-0.1	-0.1

Subtotal	-0.8	-2.3	-2.1
Revised budgetary balance	-2.3	-18.4	-15.5

Economic and fiscal developments by component[1]:
Budgetary revenues
Personal income tax	0.4	-7.6	-5.9
Corporate income tax	2.1	-1.2	-1.0
Other tax revenues	-0.2	-1.7	-1.6
Employment Insurance premiums	-0.2	-0.3	-0.2
Other revenues	0.3	-1.4	-1.5

Total	2.4	-12.2	-10.2
Program expenses
Major transfers to persons	0.4	0.2	0.5
Major transfers to other levels of government	-0.6	-0.3	0.0
Direct program expenses	-1.8	-2.5	-4.4

Total	-1.9	-2.6	-3.9
Public debt charges	0.2	0.2	1.0
Total economic and fiscal developments	0.7	-14.5	-13.1

Note: Totals may not add due to rounding.

1      A negative number implies a deterioration of the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

Despite the ongoing economic challenges, the fiscal outlook for 2015–16 has improved slightly, from a projected deficit of $3.0 billion to $2.3 billion, based on ongoing strength in monthly revenue receipts, particularly with respect to corporate income taxes. The stronger outlook for revenues is partially offset by higher projected expenses relating to decisions taken since the Fall Update.

For 2016–17 and 2017–18, changes to revenues and expenses are as follows:

Revenues

¡	Overall, the Government’s projection for budgetary revenues has decreased by roughly $11 billion per year on average for 2016–17 and 2017–18, compared to the Fall Update.

¡	The projected decrease in revenues is largely due to the lower forecast for nominal GDP, lower projected interest rates (which negatively impact the expected rate of return on interest-bearing assets, recorded as part of other revenues), and the net cost of the middle class tax cut and other tax measures announced in December.

¡	Weaker expected economic growth has a negative impact on both projected personal and corporate income tax revenues, due to declining wages and salaries and profits. The net fiscal cost of the middle class tax cut and other tax measures announced in December further lowers personal income tax revenues.

¡	Other tax revenues, which are comprised of revenues from the non-resident income tax, the Goods and Services Tax, customs import duties and other excise taxes and duties, are lower throughout the forecast horizon due to the weaker economic outlook.

¡	Employment Insurance premium revenues are lower due to lower projected wages and salaries.

¡	Other revenues are lower, largely reflecting the impact of lower interest rates on interest and penalty revenues and on the expected rate of return on interest-bearing assets.

Expenses

¡	Program expenses are higher than expected at the time of the 2015 Fall Update, owing largely to higher projected direct program expenses, the impact of which is partially offset by lower projected major transfers to persons.

¡	Overall, major transfers to persons are lower over the forecast horizon due largely to lower projected elderly benefits expenses owing to the lower inflation outlook as well as revised estimates of the projected number of recipients. Lower elderly benefits are offset somewhat by an increase in projected Employment Insurance benefits, which have risen as a result of the weaker economic outlook.

¡	Major transfers to other levels of government are expected to be higher in 2016–17 relative to the Fall Update due to a lower expected value for the Quebec Abatement.

¡	The increase in projected direct program expenses is a result of decisions taken since the Fall Update, including the reversal of the previous Government’s decision to book savings associated with planned modifications to employee sick leave benefits and the impact of implementing Canada’s plan to address the ongoing crisis in Syria and the Middle East, as well as higher projected employee pension and future benefits expenses resulting from reduced projected interest rates.

¡	Public debt charges are lower due to lower projected interest rates.

Summary Statement of Transactions

Table B.2 summarizes the Government’s financial position over the forecast horizon. These projections are based on the February 2016 private sector forecast for the economy, adjusted for planning purposes, and include fiscal developments since the Fall Update.

Table B.2 Summary of Statement of Transactions billions of dollars
	Projection
	2015-2016	2016-2017	2017-2018
Budgetary revenues	290.8	286.1	298.8
Program expenses	267.4	278.9	288.1
Public debt charges	25.7	25.6	26.2

Total expenses	293.1	304.5	314.3
Budgetary balance	-2.3	-18.4	-15.5
Federal debt[1]	616.2	634.6	650.1
Per cent of GDP
Budgetary revenues	14.6	14.3	14.3
Program expenses	13.5	14.0	13.8
Public debt charges	1.3	1.3	1.3
Budgetary balance	-0.1	-0.9	-0.7
Federal debt	31.0	31.8	31.1

Note: Totals may not add due to rounding.

1 The projected level of federal debt for 2015–16 includes an estimate of other comprehensive income.